Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in thousands)	2012	2011	2010	2009	2008
EARNINGS:
Income before income taxes (1)	$196,235	$363,745	$285,774	$385,488	$156,366
Add (deduct):
Equity in earnings of unconsolidated entities	(92,867)	(82,538)	(98,074)	(90,732)	(89,812)
Distributions from unconsolidated entities	84,884	92,231	100,845	91,587	92,335
Amortization of capitalized interest	1,676	1,109	867	497	—
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(25,709)	(22,004)	(21,938)	(20,333)	(23,955)
	164,219	352,543	267,474	366,507	134,934
Add fixed charges:
Consolidated interest expense (2)	86,745	118,201	116,810	126,209	139,304
Interest portion (1/3) of consolidated rent expense	57,594	52,455	51,244	49,553	46,420
	308,558	523,199	435,528	542,269	320,658
FIXED CHARGES:
Consolidated interest expense (2)	86,745	118,201	116,810	126,209	139,304
Capitalized interest	21,369	14,321	4,825	3,850	4,162
Interest portion (1/3) of consolidated rent expense	57,594	52,455	51,244	49,553	46,420
	$165,708	$184,977	$172,879	$179,612	$189,886
RATIO OF EARNINGS TO FIXED CHARGES	1.86	2.83	2.52	3.02	1.69

Tax-effected preferred dividends	$78	$71	$75	$78	$82
Fixed charges	165,708	184,977	172,879	179,612	189,886
Fixed charges and preferred dividends	$165,786	$185,048	$172,954	$179,690	$189,968
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.86	2.83	2.52	3.02	1.69

(1)         Includes non-cash charges related to losses on impairment as follows: 2012: $0.5 million; 2009: $14.0 million; 2008: $414.4 million.

Includes (Gain) loss on sale of business and other exit costs, net as follows: 2012: $21.1 million.

Includes loss on investment of $3.7 million in 2012 and gain on investment as follows: 2011: $24.1 million; 2008: $31.6 million.

(2)         Interest expense on income tax contingencies is not included in fixed charges.